[redacted]

February 3, 2004

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

USVO
USA VIDEO INTERACTIVE CORP.

USA Video Interactive Corp. is Official Digital Watermarking Company of the 2004 American Film Market

04 FEB 20 AM 7:21

February 3, 2004 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com/)

USA Video Interactive Corp. (USVO) announced today that it is the Official Digital Watermarking Company of the 2004 American Film Market. The American Film Market is an annual gathering of more than 300 motion picture companies and 7,000 film executives, conducted by the American Film Marketing Association (AFMA) and being held at the Loews Santa Monica Beach Hotel in Santa Monica, California, from 25 February through 3 March, 2004.

As co-sponsor of the American Film Market, USVO will demonstrate how its MediaSentinel™ digital watermarking technology will help film buyers and filmmakers protect their investments and help deter piracy. The piracy of film screeners and theatrical releases has resulted in significant financial losses to the movie industry. As a result, piracy-deterrence technologies such as MediaSentinel™ are of great interest at this time. Hundreds of films are financed, packaged, licensed and greenlit at the American Film Market.

USA Video Interactive Corp. will be conducting a press conference at the American Film Market on Friday, February 27, 2004, at 1pm PST. This press conference will include a demonstration of the MediaSentinel™ technology. Company officials will also be available for private customer and press briefings throughout the duration of the American Film Market.

MediaSentinel™ is a suite of software based upon USVO's proprietary patent-pending core content protection technology, which is available for licensing. Within weeks of its official release, MediaSentinel™ has already generated a high degree of interest within the media and technology communities. On January 27, 2004, USVO announced its first non-exclusive licensee, Tri-Vision International Ltd./Ltée., which holds the patents for the v-chip, a technology that helps consumers ensure a safe and family-friendly television viewing experience and which is being implemented in a variety of consumer electronics products. Tri-Vision has a license to resell the USVO MediaSentinel™ technology.

MediaSentinel will be useful to numerous interests, including content developers, such as movie studios and TV programmers; to service providers such as cable, satellite and broadband telecoms that distribute digital media content over broadband networks; and to makers of infrastructure products and technologies used in the distribution of digital video content.

Previous MediaSentinel news releases and product information are available from USA Video Interactive Corp., by visiting the Company's web site. Additional product and technical information, and details of its licensing, reseller and support programs, are available by contacting USVO directly.

About the AFM

The 24th annual AFM will take place 25 February to 3 March, 2004 in Santa Monica, California. The American Film Market has grown steadily over the last two decades to become the world's largest film market, generating more than $500 million in film production and distribution deals. During the eight-day event, more than 7,000 industry executives attend from over 70 countries, including film and television distributors, producers, directors, film commissioners and representatives. All of Santa Monica's 23 screens become AFM screening rooms during the event. More than 600 screenings of more than 400 films are held, 25 different films every two hours, the majority of them world or U.S. premieres.

About AFMA – the American Film Marketing Association

AFMA is the trade association representing independent producers and distributors of motion pictures and television programming worldwide. Its more than 150 member companies from the U.S., Europe, Australia and Asia include Alliance-Atlantis, Capitol Films, Carlton International Media, Crystal Sky, Filmax, Focus Features, Franchise Pictures, FremantleMedia, Goldcrest Films, Good Times Entertainment, HDO, IAC, Intermedia, Liberty Entertainment, Lions Gate, Lola Films, Miramax, Morgan Creek, New Line, NU Image, Overseas Filmgroup, Pathe, StudioCanal, Summit, TF1, Troma and Wild Bunch.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. In addition, the Company has developed and recently released MediaSentinel(TM), its proprietary patent pending core digital rights management technology. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com